

June 6, 2011

Thomas M. Walker
Vice President, General Counsel & Secretary
MicroVision, Inc.
6222 185th Avenue NE
Redmond, WA 98052

Re: MicroVision, Inc.
Registration Statement on Form S-1
Filed May 10, 2011
File No. 333-174103

Dear Mr. Walker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Fee Table</u>

1.   We note that you are seeking to register the resale of 21,018,431 shares of common stock to be issued to Azimuth Opportunity Ltd. pursuant to your agreement dated May 4, 2011. We also note that you have previously registered 17,771,901 shares for resale by Azimuth on a prior registration statement declared effective on September 9, 2010. Based on the aggregate number of shares registered under these registration statements relative to the number of outstanding shares held by non-affiliates, this transaction can only proceed as an at-the-market offering if you are eligible to conduct a primary offering on Form S-3. Since it does not appear that you are eligible to conduct such an offering on Form S-3, please withdraw your registration statement. You may refile a registration statement including these securities 60 days from the date on which Azimuth and its

affiliates have resold substantially all of the shares registered under your prior registration statement. Alternatively, you may reduce the number of shares being registered on this registration statement, or you may register the resale of shares issued under your agreement after the exercise of each put.

Forepart of the Prospectus

2.   In the forepart of your prospectus, please disclose the going concern limitation expressed in the accountant's report dated March 9, 2011 regarding the December 31, 2010 financial statements. In addition, disclose your net losses for each of the periods for which financial statements are required, as well as your accumulated deficit as of March 31, 2011.

Risk Factors, page 2

3.   Please include appropriate risk factors to disclose the risks presented by the equity line agreement. For instance, the risk factors should discuss, without limitation:

-   The dilutive effect of the pricing mechanism on existing security holders; and

-   The likelihood that you will have access to the full amount available under the equity line agreement.

Exhibit 23.2

4.   Please provide an opinion of counsel that does not contain the inappropriate limitation on reliance that appears in the last paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Joel F. Freedman
                 Ropes & Gray LLP